Exhibit 99.1

Verizon Launches Siyata SD7 As Part of Its Stocked Handset Portfolio

Vancouver, BC – July 26, 2024 -- Verizon, in collaboration with Siyata Mobile Inc., is proud to announce the launch of the Siyata SD7, a purpose-built, mission-critical push-to-talk device designed to help revolutionize communication for first responders and enterprise clients across the United States.

Cory Davis, vice president of Verizon Frontline, commented, “We are excited to bring the Siyata SD7 directly to our customers. As the nation’s number one network choice in public safety, Verizon Frontline is committed to providing cutting-edge technology that supports the critical work of first responders. This device is a potential game-changer for first responders and enterprise clients, providing a rugged, easy-to-use ‘cellular radio’ solution that delivers excellent coverage, improved functionality and low start-up and operating costs.”

Marc Seelenfreund, CEO of Siyata, commented, “We are extremely optimistic about the opportunities for the SD7 handset as a stocked item by Verizon. We are confident that the Verizon sales teams will hit the ground running and help convert traditional radio users over to Verizon’s Push to Talk Plus solution, while allowing them to operate on Verizon’s superior cellular network.”

Key features of the Siyata SD7 include:

●	Mission-Critical Push-to-Talk (MCPTT): The Siyata SD7 is designed for mission-critical communication, providing first responders and enterprise clients with the reliability and functionality they need to stay connected in any situation.

●	Purpose-Built for First Responders: The Siyata SD7 is purpose-built “cellular radio” for first responders, with a rugged design that can withstand the rigors of the field. It is also equipped with advanced features such as an emergency button and GPS tracking to ensure the safety and security of those in the line of duty.

●	Seamless Integration with Verizon Frontline: The Siyata SD7 is fully integrated with the Verizon network, providing users with access to an award-winning network.

●	Low Start-Up and Operating Costs: With superior coverage, improved functionality and low start-up and operating costs, the Siyata SD7 is a cost-effective solution for first responders and enterprise clients.

About Verizon

Verizon Communications Inc. (NYSE, Nasdaq: VZ) powers and empowers how its millions of customers live, work and play, delivering on their demand for mobility, reliable network connectivity and security. Headquartered in New York City, serving countries worldwide and nearly all of the Fortune 500, Verizon generated revenues of $134.0 billion in 2023. Verizon’s world-class team never stops innovating to meet customers where they are today and equip them for the needs of tomorrow. For more, visit verizon.com or find a retail location at verizon.com/stores.

About Siyata Mobile

Siyata Mobile Inc. (Nasdaq: SYTA) is a B2B global developer and vendor of next-generation Push-To-Talk over Cellular handsets and accessories. Its portfolio of rugged PTT handsets and accessories enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice, to increase situational awareness and save lives. Police, fire, and ambulance organizations as well as schools, utilities, security companies, hospitals, waste management companies, resorts and many other organizations use Siyata PTT handsets and accessories today.

In support of our Push-to-Talk handsets and accessories, Siyata also offers enterprise-grade In-Vehicle solutions and Cellular Booster systems enabling our customers to communicate effectively when they are in their vehicles, and even in areas where the cellular signal is weak.

Siyata sells its portfolio through leading North American cellular carriers, and through international cellular carriers and distributors.

Visit www.siyata.net to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance, or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.